Mail Stop 3561
	October 21, 2005


Arlene S. Hong, Esq.
General Counsel
J. Crew Group, Inc.
770 Broadway
New York, New York 10003

          Re:	J. Crew Group, Inc.
	Amendment No. 2 to Registration Statement on Form S-1
	Filed October 11, 2005
	File No. 333-127628

Dear Ms. Hong:

	We have reviewed your amendment and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General
1. We note that you have not included pro forma income (loss) per share and pro forma weighted average shares outstanding in Selected
Consolidated Financial Data and Unaudited Pro Forma Condensed
Consolidated Statement of Operations.  Please revise.

Unaudited Pro Forma Condensed Consolidated Financial Statements Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 30
2. We note that the pro forma adjustment to cash and cash equivalents does not agree to the amount of excess cash disclosed in the sources and uses of funds table in "Use of Proceeds" on page 22. We also note that the sum of the estimated underwriting discount and offering expenses and the estimated facility fee disclosed in Note (1) and the tender and other expenses disclosed in Note (6) on page 32 does not agree to the amount of transaction fees and expenses disclosed in the sources and uses of funds table in "Use of Proceeds." Please revise your disclosure as applicable or tell us what the differences represent.
Unaudited Pro Forma Condensed Consolidated Statement of
Operations,
page 31
3. Please disclose why pro forma adjustments do not reflect the income tax effects related to pro forma adjustments to income
(loss)
before income taxes.  Please refer to instruction 7 to paragraph
(b)
of Rule 11-02 of Regulation S-X.

Notes to the Unaudited Pro Forma Financial Statements, page 32
4. It appears that the pro forma adjustment to loss on refinancing of debt disclosed in Note (8) is not directly attributable to the transaction and should not be reflected as a pro forma adjustment. Please explain to us why you believe that the elimination of the loss is directly attributable to the transaction or revise to remove the elimination of the loss in arriving at pro forma results. Please refer to paragraph (b)(6) of Rule 11-02 of Regulation S-X. Please also refer to paragraph (c)(4) of Rule 11-02 of Regulation S-X regarding disclosure of unusual events that enter into the determination of results for the most recently completed fiscal year.

Financial Statements
Notes to Unaudited Condensed Consolidated Financial Statements
Note 1.  Nature of Business and Summary of Significant Accounting
Policies
Revenue Recognition, page F-14
5. We note your responses to comment 13 in our letter dated
October
7, 2005. Recognition of estimated gift card breakage at the point gift cards are purchased does not appear appropriate given that the estimated unredeemed gift card liability is not extinguished (as defined in paragraph 16 of FAS 140) and that gains are usually not reflected in income prior to their realization under the guidance in paragraph 17 of FAS 5. Please revise your revenue recognition policy. Please also revise your financial statements or tell us why a revision is unnecessary. Refer to SAB Topic 1:M.

Schedule II Valuation and Qualifying Accounts, page F-29
6. We have reviewed your responses to comment 15 in our letter dated
October 7, 2005. Please revise your accounting policy to comply with footnote 2 of Chapter 4 of ARB 43. Please also revise your financial statements or tell us why a revision is unnecessary. Refer to SAB Topic 1:M.





* * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Andrew Blume at (202) 551-3254 or William Thompson, Accounting Reviewer, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson at (202) 551-3335 or Ellie Quarles, Special Counsel, at (202) 551-3238 with any other questions you may have.

						Sincerely,



						H. Christopher Owings
						Assistant Director

cc:	Jeffrey D. Karpf, Esq.
	Cleary Gottlieb Steen & Hamilton LLP
	Fax: (212) 225-3999










































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Arlene S. Hong
J. Crew Group, Inc.
October 21, 2005
Page 1